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                                                                    EXHIBIT 99.4


                      [Cox Communications, Inc. Letterhead]

To all employees:

I am pleased to announce that we completed today a significant step in the process of becoming a wholly-owned subsidiary of Cox Enterprises. CCI and CEI reached an agreement to commence a tender offer to acquire the outstanding minority-owned shares of Cox Communications for $34.75 per share in cash. The CCI Board of Directors unanimously approved the agreement, following a recommendation of a Special Committee of independent directors that reviewed CEI's proposal. The resulting agreement is $2.75 per share higher than the amount originally offered by CEI in August.

Eliminating the volatility of public trading values for our stock better positions us to run our company for the long-term benefit of our customers. We already have the right people, properties and technology, and now we no longer must be subject to Wall Street's generally shorter-term thinking. As a fully private company within the Cox family of companies, we'll be further empowered to make the right, long-term decisions for our employees and our customers.

We anticipate no impact on our day-to-day business - our goals, vision, values and management team remain the same. Many of us thrive on the pace, excitement and constant change in this industry, and we'll continue to need our employees' signature energy, drive and customer focus to maintain our competitive edge.

In the coming weeks, Jim Kennedy and I will update you as the transaction moves forward. If you have questions, please call the dedicated, toll-free line set up by CEI: (866) 700-0301 or, in the Atlanta area, (678) 645-4730 to leave a recorded message.

Finally, I want to thank you for your focus and patience during this process. Even amid this pending transaction, through your efforts, we've maintained our steady marketplace performance.


Sincerely,



/s/ Jim


CCI shareholders and other interested parties are urged to read the relevant documents filed with the SEC when they become available because they will contain important information. CCI shareholders will be able to obtain such documents free of charge at the SEC's web site: www.sec.gov or from CEI at 6205 Peachtree Dunwoody Road, Atlanta, GA 30328, Attn: Corporate Communications.